Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1999 and Ending December 31, 1999

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES



                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



              LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
              ---------------------------------------------

                                                   Schedule or          Page
Description of Schedules and Accounts              Acct. No.             No.
-------------------------------------              -----------          ----

COMPARATIVE BALANCE SHEET                          Schedule I            4-5

  SERVICE COMPANY PROPERTY                         Schedule II           6-7

  ACCUMULATED PROVISION FOR DEPRECIATION AND
  AMORTIZATION OF SERVICE COMPANY                  Schedule III            8

  INVESTMENTS                                      Schedule IV             9

  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES     Schedule V             10

  FUEL STOCK EXPENSES UNDISTRIBUTED                Schedule VI            11

  STORES EXPENSE UNDISTRIBUTED                     Schedule VII           12

  MISCELLANEOUS CURRENT AND ACCRUED ASSETS         Schedule VIII          13

  MISCELLANEOUS DEFERRED DEBITS                    Schedule IX            14

  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                     Schedule X             15

  PROPRIETARY CAPITAL                              Schedule XI            16

  LONG-TERM DEBT                                   Schedule XII           17

  CURRENT AND ACCRUED LIABILTIES                   Schedule XIII          18

  NOTES TO FINANCIAL STATEMENTS                    Schedule XIV           19

COMPARATIVE INCOME STATEMENT                       Schedule XV            20

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES        Account 457            21

  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES     Account 458            22

  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                       Schedule XVI           23

  SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
  FUNCTION                                         Schedule XVII         24-25

  DEPARTMENTAL ANALYSIS OF SALARIES                Account 920            26

  OUTSIDE SERVICES EMPLOYED                        Account 923            27

  EMPLOYEE PENSIONS AND BENEFITS                   Account 926            28

  GENERAL ADVERTISING EXPENSES                     Account 930.1          29

  MISCELLANEOUS GENERAL EXPENSES                   Account 930.2          30

  RENTS                                            Account 931            31

  TAXES OTHER THAN INCOME TAXES                    Account 408            32

  DONATIONS                                        Account 426.1          33

  OTHER DEDUCTIONS                                 Account 426.5          34

  NOTES TO STATEMENT OF INCOME                     Schedule XVIII         35




                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                         Page
Description of Reports or Statements                                      No.
------------------------------------                                     ----

ORGANIZATION CHART                                                        36

METHODS OF ALLOCATION                                                     37

ANNUAL STATEMENT OF COMPENSATION FOR
USE OF CAPITAL BILLED                                                     38

ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                         38A

SIGNATURE PAGE                                                            39



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                       AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1999           1998
                                                                  (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                     $107,395     $ 93,857
107    Construction work in progress (Schedule II)                   4,889        5,871
                                                                -----------  -----------
           Total Property                                          112,284       99,728
                                                                -----------  -----------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      73,532       63,290
                                                                -----------  -----------
           Net Service Company Property                             38,752       36,438
                                                                -----------  -----------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)               -            -
124    Other investments (Schedule IV)                               5,173        4,859
                                                                -----------  -----------
           Total Investments                                         5,173        4,859
                                                                -----------  -----------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                         11,972       10,363
134    Special deposits                                              3,644           22
135    Working funds                                                   490          470
136    Temporary cash investments (Schedule IV)                     51,000       53,500
141    Notes receivable                                               -            -
143    Accounts receivable                                          59,458       75,855
144    Accumulated provision of uncollectible accounts                -            -
146    Accounts receivable from associate companies (Schedule V)    86,407       58,543
152    Fuel stock expenses undistributed (Schedule VI)                -            -
154    Materials and supplies                                          158          639
163    Stores expense undistributed (Schedule VII)                    -            -
165    Prepayments                                                   2,160        2,607
174    Miscellaneous current and accrued assets (Schedule VIII)       -            -
                                                                -----------  -----------
           Total Current and Accrued Assets                        215,289      201,999
                                                                -----------  -----------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                       -            -
184    Clearing accounts                                                75           18
186    Miscellaneous deferred debits (Schedule IX)                  35,772       37,833
188    Research, development, or demonstration
       expenditures (Schedule X)                                      -            -
190    Accumulated deferred income taxes                             7,984       15,366
                                                                -----------  -----------
           Total Deferred Debits                                    43,831       53,217
                                                                -----------  -----------
           TOTAL ASSETS AND OTHER DEBITS                          $303,045     $296,513
                                                                ===========  ===========


                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                 AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1999         1998
                                                                  (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                         $   -        $   -
211    Miscellaneous paid-in-capital (Schedule XI)                       1            1
215    Appropriated retained earnings (Schedule XI)                   -            -
216    Unappropriated retained earnings (Schedule XI)                 -            -
                                                                -----------  -----------
           Total Proprietary Capital                                     1            1
                                                                -----------  -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)               -            -
224    Other long-term debt (Schedule XII)                            -            -
225    Unamortized premium on long-term debt                          -            -
226    Unamortized discount on long-term debt-debit                   -            -
                                                                -----------  -----------
           Total Long-Term Debt                                       -            -
                                                                -----------  -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                  -            -
232    Accounts payable                                             56,700       78,739
233    Notes payable to associate companies (Schedule XIII)        109,200      107,350
234    Accounts payable to associate companies (Schedule XIII)      48,221        5,124
236    Taxes accrued                                                (1,023)       3,987
237    Interest accrued                                               -               2
238    Dividends declared                                             -            -
241    Tax collections payable                                        (443)        (470)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                  17,374       31,357
                                                                -----------  -----------
           Total Current and Accrued Liabilities                   230,029      226,089
                                                                -----------  -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                       73,015       70,423
255    Accumulated deferred investment tax credits                    -            -
                                                                -----------  -----------
           Total Deferred Credits                                   73,015       70,423
                                                                -----------  -----------
282    ACCUMULATED DEFERRED INCOME TAXES                              -            -
       ---------------------------------                        -----------  -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $303,045     $296,513
                                                                ===========  ===========


                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1999

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION

  303  MISCELLANEOUS INTANGIBLE PLANT  $ 4,393   $ 2,720                          $  7,113

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS            1,019                                       1,019

  307  EQUIPMENT (2)                    70,017    10,444        ($19)               80,480

  308  OFFICE FURNITURE AND EQUIPMENT   16,721       172          19                16,874

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT          5         9                                14

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER SERVICE COMPANY
       PROPERTY (3)                      1,702       341         148                 1,895
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   93,857    13,686         148          0    107,395
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      5,871      (982)                            4,889
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $99,728   $12,704        $148         $0   $112,284
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:




                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
 307NA Automatic Data Processing Equipment                   $ 3,573               $42,806
 307NB Construction Equipment                                    (33)                  306
 307NC Other Communication Equipment                           5,948                32,290
 307NL Research and Laboratory Equipment                         937                 4,866
 307NM Microwave Equipment                                        10                   192
 307NP Printing and Stationery Equipment                           9                    20
                                                          -----------            ----------

                                               TOTAL         $10,444               $80,480
                                                          ===========            ==========

-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

       This account includes audio, visual, cafeteria, and training equipment.


-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

       This account includes data processing equipment and other general plant items.



                     ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1999


                                       SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

--------------------------------------------------------------------------------------------
                                                 ADDITIONS               OTHER
                                      BALANCE AT  CHARGED               CHANGES    BALANCE
                                      BEGINNING     TO                    ADD      AT CLOSE
                 DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)(1) OF YEAR
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Account
-------
  301   ORGANIZATION

  303   MISCELLANEOUS INTANGIBLE PLANT  $ 2,062   $   879                           $ 2,941

  304   LAND AND LAND RIGHTS

  305   STRUCTURES AND IMPROVEMENTS

  306   LEASEHOLD IMPROVEMENTS              910         4                               914

  307   EQUIPMENT                        44,213     9,108                            53,321

  308   OFFICE FURNITURE AND FIXTURES    15,124       272                            15,396

  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT          4                                           4

  310   AIRCRAFT AND AIRPORT EQUIPMENT

  311   OTHER SERVICE COMPANY
        PROPERTY                            977       127        $148                   956
                                      ---------- --------- ----------- ---------- ----------
             TOTAL                      $63,290   $10,390        $148         $0    $73,532
                                      ========== ========= =========== ========== ==========

--------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE



                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1999


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company,

               number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------
                                                               BALANCE AT   BALANCE AT
                                                               BEGINNING      CLOSE
                       DESCRIPTION                              OF YEAR      OF YEAR
--------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                  $  -         $  -



ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                      4,859        5,173
                                                               ----------   ----------
               Total - ACCOUNT 124                                 4,859        5,173
                                                               ----------   ----------



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 3, 2000                  -          39,775
   Provident Money Market Fund, due January 3, 2000                 -           4,675
   Goldman Sachs Money Market Fund, due January 3, 2000             -           6,550
   Fidelity Money Market Fund, due January 4, 1999                12,850         -
   Provident Money Market Fund, due January 4, 1999               16,200         -
   Goldman Sachs Money Market Fund, due January 4, 1999           24,450         -
                                                               ----------   ----------
               Total - ACCOUNT 136                                53,500       51,000
                                                               ----------   ----------

                                          GRAND TOTAL            $58,359      $56,173
                                                               ==========   ==========


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                 $ 1,882      $  1,170
The Connecticut Light and Power Company                             (13,917)       23,752
The Rocky River Realty Company                                          390           438
Holyoke Water Power Company                                             632           635
Holyoke Power and Electric Company                                     (621)            0
Western Massachusetts Electric Company                                2,821         5,200
Public Service Company of New Hampshire                               3,501        12,406
North Atlantic Energy Corporation                                       (41)         (105)
North Atlantic Service Energy Corporation                             1,767         2,288
The Quinnehtuk Company                                                   40            23
Northeast Nuclear Energy Company                                        750        11,674
Charter Oak Energy, Inc.                                                  9             3
COE Ave Fenix Corporation                                                21            11
Mode 1 Communications, Inc.                                               3            39
NU Enterprises, Inc.                                                      0            29
Northeast Generation Company                                              0           492
Northeast Generation Services Company                                     0         1,407
Select Energy, Inc.                                                   7,400        44,284
Select Portland Pipeline, Inc.                                            0             1
HEC Inc.                                                                 56           168
                                                                     ------      --------
                                                                      4,693       103,915
                                                                     ------      --------
NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                                   0        11,700
Northeast Nuclear Energy Company                                          0         5,500
The Rocky River Realty Company                                       16,050        23,600
The Quinnehtuk Company                                                5,900         3,600
Western Massachusetts Electric Company                               30,900         9,400
Northeast Generation Services Company                                     0           900
HEC Inc.                                                              1,000         3,500
                                                                    -------      --------
                                                                     53,850        58,200
                                                                    -------      --------
ADVANCES FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                                   0       (64,335)
Holyoke Water Power Company                                               0           (25)
Public Service Company of New Hampshire                                   0           751
Western Massachusetts Electric Company                                    0       (12,099)
                                                                    -------      --------
                                                                          0       (75,708)
                                                                    -------      --------
                                                                    $58,543      $ 86,407
                                                                    =======      ========
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                                  TOTAL
                                                                                PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                             $   5,763
The Connecticut Light and Power Company                                            90,539
Holyoke Water Power Company                                                        (2,074)
Holyoke Power and Electric Company                                                (20,317)
Western Massachusetts Electric Company                                             43,664
Public Service Company of New Hampshire                                            84,797
Properties, Inc.                                                                        1
North Atlantic Energy Corporation                                                     319
North Atlantic Service Energy Corporation                                           8,721
Northeast Nuclear Energy Company                                                   49,427
Charter Oak Energy Incorporated                                                        41
NU Enterprises, Inc.                                                                   14
Northeast Generation Company                                                        6,125
Northeast Generation Services Company                                              (1,978)
Select Energy, Inc.                                                               554,928
Select Energy Portland Pipeline, Inc.                                               9,553
Mode 1 Communication, Inc.                                                             35
The Quinnehtuk Company                                                                 45
The Rocky River Realty Company                                                     (6,071)
HEC Inc.                                                                              238
                                                                                ---------
                                             TOTAL                              $ 823,770
                                                                                =========

Convenience payments result primarily from the following items:

Net Power Exchange                                                              $  27,688
Employee Pensions and Benefits                                                     94,422
U.S. Department of Energy Fees                                                      2,982
Legal Services                                                                     19,388
Nuclear Insurance                                                                   1,257
Non-Nuclear Insurance                                                              17,253
Engineering Services                                                               10,242
Communication Expenses                                                              1,432
Payroll Deductions to Credit Unions                                                30,274
Temporary Personnel Services                                                        3,007
Tree Trimming                                                                      26,829
Conservation Consulting                                                             5,652
Computers Services                                                                  4,857
Fleet leasing                                                                       5,680
Fuel Purchases                                                                    518,731
Legal Settlement                                                                    3,352
Postage-customer billing                                                            5,754
Financing Fees                                                                      9,513
Installation of LED Traffic Signals                                                 1,074
DPUC Assessment                                                                     1,146
Miscellaneous (1,033 items)                                                        33,237
                                                                                 --------
                                             TOTAL                               $823,770
                                                                                 ========

                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                        $626            $44           $670


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company            (334)           (20)          (354)
Public Service Company of New Hampshire            (199)           (20)          (219)
Western Massachusetts Electric Company              (13)            (1)           (14)
Holyoke Water Power Company                         (80)            (3)           (83)



                                                 -------        -------        -------
                                        TOTAL      $  0            $ 0           $  0
                                                 =======        =======        =======


--------------------------------------------------------------------------------------

SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                      $1,653           $105         $1,758


The above stores expenses are billed back to each of the companies listed below:


The Connecticut Light and Power Company            (875)           (49)          (924)
Public Service Company of New Hampshire            (300)           (15)          (315)
Western Massachusetts Electric Company             (153)           (18)          (171)
Holyoke Water Power Company                         (67)            (3)           (70)
Northeast Nuclear Energy Company                   (227)           (17)          (244)
North Atlantic Energy Service Corporation           (22)            (2)           (24)
Select Energy, Inc.                                  (9)            (1)           (10)
                                                 -------        -------        -------
                                        TOTAL    $    0           $  0         $    0
                                                 =======        =======        =======



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1999


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS           $   -         $   -

                                                               -----------    ----------
                                          TOTAL                  $   -         $   -
                                                               ===========    ==========




                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1999


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


------------------------------------------------------------------------------------------
                                                                 BALANCE AT     BALANCE AT
                                                                  BEGINNING       CLOSE
                       DESCRIPTION                                 OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company                           $22,677       $21,369
Unfunded supplemental executive retirement plan                      10,607        10,607
Unearned Stock Compensation                                             390         1,519
Agents account clearing                                               1,027         1,407
Employees performance payments                                          101           160
Receivable from VEBA trust for retiree's medical/life claims          2,038             4
Deposit for transmission services                                       720           720
Miscellaneous (25 items at beginning and 10 items at end of year)       273           (14)
                                                                    -------       -------
                                           TOTAL                    $37,833       $35,772
                                                                    =======       =======



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

Wind Research                                                          $ 140
PV Energy Services                                                        26
New Hampshire Wind Assessment                                             50
Fuel Forecasting                                                          30
Fuel Cell Development Cancellation Refund                               (100)
Custom Designed Power Electronic Conversion and Control System            92
Groton Fuel Cell                                                           7
Miscellaneous, Various Co-funding Project Cost, Etc.                     290

The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                 (246)
Public Service Company of New Hampshire                                  (73)
Western Massachusetts Electric Company                                   (38)
Holyoke Water Power Company                                               (5)
Northeast Atlantic Energy Service Company                                (43)
Northeast Nuclear Energy Company                                        (110)
HEC Inc.                                                                  (8)
Select Energy, Inc.                                                      (12)
                                                                       -----
                                                 TOTAL                 $   0
                                                                       =====



                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 1999


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED            5,000         $1.00           1           $1.00
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ----
                                                     TOTAL         $ 1
                                                                   ====

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.


------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------

ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $ -            $ -          $  -          $ -
                                       -----         -----         -----         -----
                             TOTAL    $ -            $ -          $  -          $ -
                                       =====         =====         =====         =====




                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 1999

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224
             -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------
                                                                   BALANCE                     BALANCE
                         TERMS OF OBLIG.  DATE                       AT                          AT
                         CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING         DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS   (1)     OF YEAR
-------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                       $-       $-       $-        $-       $-
            COMPANIES:

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                            -         -        -        -         -

                                                          -----     -----    -----    -----     -----
                                                            $-       $-       $-        $-       $-
                                                          =====     =====    =====    =====     =====

(1) GIVE AN EXPLANATION OF DEDUCTIONS:



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:Provide balance of notes and accounts payable to each associate company.
             Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------
                                                             BALANCE AT      BALANCE AT
                                                              BEGINNING        CLOSE
                     DESCRIPTION                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                            $ 34,400       $ 15,300
The Connecticut Light and Power Company                           6,600              0
North Atlantic Energy Corporation                                30,350         56,400
Northeast Nuclear Energy Company                                 25,900              0
Holyoke Water Power Company                                      10,100         15,500
NU Enterprises, Inc.                                                  0            100
Select Energy, Inc.                                                   0         18,900
Mode 1 Communications, Inc.                                           0          3,000
                                                               --------       --------
                                         TOTAL                 $107,350       $109,200
                                                               ========       ========
---------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                            $    400       $    555
The Connecticut Light and Power Company                          (1,460)           839
The Rocky River Realty Company                                      587          6,359
Public Service Company of New Hampshire                           3,039          2,732
Western Massachusetts Electric Company                            2,031          2,256
Northeast Nuclear Energy Company                                    540         32,781
North Atlantic Energy Service Company                                 5              2
Holyoke Power & Electric Company                                      0          2,581
Holyoke Water Power Company                                         (18)             7
Select Energy, Inc.                                                   0            109
                                                               --------       --------
                                         TOTAL                 $  5,124       $ 48,221
                                                               ========       ========
---------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                   $ 12,356        ($2,965)
Performance Reward Program                                       16,195         14,079
Payroll Accrual                                                   1,986          3,585
Payroll Deductions                                                1,189          2,865
Early Retirement Program                                           (384)          (205)
Interest on Connecticut Sales Tax Settlement                         15             15
                                                               --------       --------
                                         TOTAL                 $ 31,357       $ 17,374
                                                               ========       ========





              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 1999

                                    SCHEDULE XIV

                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General
    Northeast Utilities Service Company (NUSCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company
    (HWP), and North Atlantic Energy Corporation (NAEC) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU. NUSCO provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies.

    Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear plant.

    Public Utility Regulation
    NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (the 1935
    Act). NU and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

    Depreciation
    The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

    Depreciation rates are applied to the average plant-in-service during the period. When plant is retired from service, the original cost of the plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of plant-in-service are equivalent to a composite rate of
    9.6 percent in 1999 and 12.6 percent in 1998.

2.  LEASES

    General
    NUSCO has entered into lease agreements for the use of data processing equipment, office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At
    December 31, 1999 and 1998, NUSCO's capital lease obligations and rental payments, including interest, charged to operating expenses were immaterial.

    Operating lease rental payments charged to expense in 1999 and 1998 were $6.2 million and $13.1 million, respectively.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, as of December 31, 1999 are:

    Period                                           Millions of Dollars
    ------                                           -------------------
    2000                                                    $10.7
    2001                                                     10.1
    2002                                                      9.9
    2003                                                      9.7
    2004                                                      9.6
    After 2004                                               20.7
                                                            -----
    Future minimum lease payments                           $70.7
                                                            =====

    Rocky River Realty Company
    Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU system companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 1999 and 1998, NUSCO has recorded long-term prepaid rent of approximately $21.4 million and $22.7 million, respectively. The asset is being amortized on a straight-line basis and will be fully amortized in 2017.

3.  SHORT-TERM DEBT

    Certain subsidiaries of NU are members of the NU System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

4.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system companies, including NUSCO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NUSCO's direct portion of the NU system's pension credit was $16.7 million in 1999 and $12.4 million in 1998.

    Currently, NUSCO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code (the Code). The NU system companies, including NUSCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specific service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree heath care cost. These costs are charged to expense over the future estimated worklife of the employee. The NU system companies, including NUSCO, fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible under the Code.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents information on the plans' beginning benefit obligation, fair value of plan assets and the respective plans' funded status.

    The components of net cost are:

    -------------------------------------------------------------------------
                                                   At December 31,
    -------------------------------------------------------------------------
                                            Pension           Postretirement
                                            Benefits             Benefits
                                        1999       1998       1999     1998
    -------------------------------------------------------------------------
    (Millions of Dollars)

    Change in benefit obligation
    Benefit obligation at beginning
      of year........................ $(367.4)   $(375.1)   $(58.4)   $(57.7)
    Service cost.....................   (10.2)      (9.8)     (1.7)     (1.6)
    Interest cost....................   (25.2)     (24.0)     (4.1)     (4.0)
    Plan amendment...................   (17.3)        -         -         -
    Transfers........................    10.8       24.2        -         -
    Actuarial (loss)/gain............    34.5       (1.6)      1.8       0.3
    Benefits paid....................    19.5       18.9       5.0       4.6
    Curtailments and settlements.....    (1.3)        -         -         -
    -------------------------------------------------------------------------
    Benefit obligation at
      end of year.................... $(356.6)   $(367.4)   $(57.4)   $(58.4)
    -------------------------------------------------------------------------
    Change in plan assets
    Fair value of plan assets at
      beginning of year.............. $ 534.5    $ 509.9    $ 34.1    $ 29.5
    Actual return on plan assets.....    53.0       68.4       4.3       4.1
    Employer contribution............      -          -        5.0       5.1
    Benefits paid....................   (19.5)     (18.9)     (5.0)     (4.6)
    Transfers........................    10.8      (24.8)       -         -
    -------------------------------------------------------------------------
    Fair value of plan assets
     at end of year.................. $ 578.8    $ 534.6    $ 38.4    $ 34.1
    -------------------------------------------------------------------------
    Funded status at December 31..... $ 222.2    $ 167.1    $(19.0)   $(24.4)
    Unrecognized transition amount...    (4.1)      (4.7)     32.9      35.5
    Unrecognized prior service cost..    22.6        7.0        -         -
    Unrecognized net gain............  (237.7)    (181.8)    (13.9)    (11.1)
    -------------------------------------------------------------------------
    Prepaid/(accrued) benefit cost... $   3.0    $ (12.4)   $   -     $   -
    -------------------------------------------------------------------------

    The following actuarial assumptions were used in calculating the plans' year-end funded status:

    -------------------------------------------------------------------------
                                                   At December 31,
    -------------------------------------------------------------------------
                                            Pension           Postretirement
                                            Benefits             Benefits
                                        1999       1998       1999     1998
    -------------------------------------------------------------------------

    Discount rate....................   7.75%      7.00%      7.75%    7.00%
    Compensation/progression rate....   4.75%      4.25%      4.75%    4.25%
    Health care cost trend rate (a)..   N/A        N/A        5.57%    5.22%
    -------------------------------------------------------------------------

    (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.90 percent by 2001.

    The components of net periodic benefit cost are:

    -------------------------------------------------------------------------
                                          For the Years Ended December 31,
    -------------------------------------------------------------------------
                                            Pension           Postretirement
                                            Benefits             Benefits
                                        1999       1998       1999     1998
    -------------------------------------------------------------------------
    (Millions of Dollars)

    Service cost.....................  $ 10.2     $  9.8     $ 1.7    $ 1.6
    Interest cost....................    25.2       24.0       4.1      4.0
    Expected return on plan assets...   (43.7)     (38.9)     (1.8)    (2.3)
    Amortization of unrecognized
      transition (asset)/obligation..    (0.6)      (0.6)      2.5      2.5
    Amortization of prior
      service cost...................     1.8        0.5        -        -
    Amortization of actuarial gain...    (9.6)      (7.2)       -        -
    Other amortization, net..........      -          -       (1.0)    (0.7)
    Curtailments and settlements.....      -          -         -        -
    -------------------------------------------------------------------------
    Net periodic benefit
      (credit)/cost..................  $(16.7)    $(12.4)    $ 5.5    $ 5.1
    -------------------------------------------------------------------------

    For calculating pension and postretirement benefit costs, the following assumptions were used:

    ------------------------------------------------------------------------
                                          For the Years Ended December 31,
    ------------------------------------------------------------------------
                                            Pension           Postretirement
                                            Benefits             Benefits
                                        1999       1998       1999     1998
    ------------------------------------------------------------------------
    Discount rate....................   7.00%      7.25%      7.00%    7.25%
    Expected long-term rate
      of return......................   9.50%      9.50%       -        -
    Compensation/progression rate....   4.25%      4.25%      4.25%    4.25%
    Long-term rate of return-
    Health assets, net of tax........   N/A        N/A        7.50%    7.75%
    Life assets......................   N/A        N/A        9.50%    9.50%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

    -------------------------------------------------------------------------
                                          One Percentage     One Percentage
    (Millions of Dollars                  Point Increase     Point Decrease
    -------------------------------------------------------------------------
    Effect on total service and
      interest cost components.......          $0.2              $(0.2)
    Effect on  postretirement
      benefit obligation.............          $2.6              $(2.7)

    The trust holding the health plan assets is subject to federal income taxes.

5.  COMMITMENTS AND CONTINGENCIES

    Construction Program

    The construction program is subject to periodic review and revision by management. NUSCO currently forecasts construction expenditures of approximately $49.5 million for the years 2000-2004, including approximately $10.9 million for 2000.

6.  MERGER AGREEMENT WITH CONSOLIDATED EDISON, INC.

    On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. The shareholders of NU will receive $25 per share in a combination of cash and Con Edison common stock.

    NU shareholders also have the right to receive an additional $1 per share if a definitive agreement to sell its interests (other than that now held by PSNH) in Millstone 2 and 3 is entered into and recommended by the Utility Operations and Management Unit of the Connecticut Department of Public Utility Control on or prior to the later of December 31, 2000, or the closing of the merger. Further, the value of the amount of cash or common stock to be received by NU shareholders is subject to increase by an amount of $0.0034 per share per day for each day that the transaction does not close after August 5, 2000.

    Upon completion of the merger, NU will become a wholly owned subsidiary of Con Edison. The purchase is subject to the approval of the shareholders of both companies and several regulatory agencies. The companies anticipate that these regulatory procedures can be completed by July 2000.

7.  MERGER AGREEMENT WITH YANKEE ENERGY SYSTEM, INC.

    In June 1999, NU and the Yankee Energy System, Inc. (Yankee) announced an agreement to merge. On October 12, 1999, Yankee shareholders approved the proposed merger with NU. On December 20, 1999, the Connecticut Department of Public Utility Control (DPUC) issued its final decision approving the merger. In January 2000, the Securities and Exchange Commission granted final approval of the merger. On March 1, 2000, the merger was consummated and Yankee became a wholly owned subsidiary of NU. Yankee is the parent company of the Yankee Gas Service Company, the largest natural gas distribution company in Connecticut. NU paid $45 per share or $478 million in cash and stock for all Yankee shares. In addition, NU assumed $164 million of Yankee's outstanding long-term debt and all of its short-term debt which totaled $70 million in closing.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1999

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                  1999              1998
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies        $261,838          $282,964
    458    Services rendered to nonassociate companies        6,759            10,344
    421    Miscellaneous income or loss                         136               579
    447    Sales for resale                                  50,176            20,811 (1)
                                                        ------------       -----------
                                     Total Income           318,909           314,698
                                                        ------------       -----------

           EXPENSE
           -------
    920    Salaries and wages                               154,166           152,988
    921    Office supplies and expenses                      42,641            56,915 (1)
    922    Administrative expense transferred-credit           -                  -
    923    Outside services employed                         45,288            34,347
    924    Property insurance                                    16                 1
    925    Injuries and damages                                 577             1,134
    926    Employee pensions and benefits                    14,493            13,124
    928    Regulatory commission expense                      6,365               209
    930.1  General advertising expenses                        -                  -
    930.2  Miscellaneous general expenses                     4,888             2,996
    931    Rents                                             21,017            16,424
    932    Maintenance of structures and equipment              522             1,464
    403    Depreciation and amortization expense             10,390            10,676
    408    Taxes other than income taxes                     12,728            12,582
    409    Income taxes                                      (7,007)           (2,453)
    410    Provision for deferred income taxes               12,112             7,709
    411    Provision for deferred income taxes-credit        (6,495)           (5,431)
    411.5  Investment tax credit                               -                  -
    426.1  Donations                                            422               302
    426.5  Other deductions                                   6,774            11,711
    427    Interest on long-term debt                          -                  -
    430    Interest on debt to associate companies             -                  -
    431    Other interest expense                                12               -
                                                        ------------       -----------
                                     Total Expense          318,909           314,698
                                                        ------------       -----------
                               Net Income or (Loss)        $      0          $      0
                                                        ============       ===========

(1) Restatement of revenues that were included in account number 921 in 1998.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                    ACCOUNT 457


------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION   TOTAL
                                    COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 ---------------------------------------------

Northeast Utilities                $  2,661    $   414     $-        $  3,075
The Connecticut Light and
  Power Company                      97,782     16,604      -         114,386
Public Service Company of New
 Hampshire                           16,635      3,667      -          20,302
North Atlantic Energy
  Corporation                           402          7      -             409
Western Massachusetts
  Electric Company                   19,653      3,299      -          22,952
Holyoke Water Power Company           2,403        441      -           2,844
Holyoke Power and Electric
  Company                                14      -          -              14
Northeast Nuclear Energy Company     43,321      5,351      -          48,672
North Atlantic Energy Service
 Corporation                          7,587        639      -           8,226
The Quinnehtuk Company                   64         12      -              76
The Rocky River Realty Company        1,489         25      -           1,514
Properties Inc.                           1      -          -               1
Charter Oak Energy Incorporated          67         11      -              78
COE Avenue Fenix Corporation             97          8      -             105
NU Enterprises, Inc.                    240          7      -             247
Northeast Generation Company          1,003        219      -           1,222
Northeast Generation Services
  Company                             5,035        731      -           5,766
Mode 1 Communications, Inc.             153         23      -             176
Select Energy, Inc.                  27,523      3,901      -          31,424
HEC Inc.                                341          8      -             349
                                   --------    -------    -----      --------

                           TOTAL   $226,471    $35,367     $-        $261,838
                                   ========    =======    =====      ========

              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                              NONASSOCIATE COMPANIES
                                    ACCOUNT 458

--------------------------------------------------------------------------------------------
                                    DIRECT  INDIRECT COMPENSATION           EXCESS   TOTAL
                                     COSTS   COSTS     FOR USE     TOTAL      OR     AMOUNT
NAME OF NONASSOCIATE COMPANY        CHARGED CHARGED   OF CAPITAL   COSTS  DEFICIENCY BILLED
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

                                     458-1   458-2      458-3               458-4
                                   ---------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (3)                 $1,303   $ 13 $       -       $1,316    $  -     $1,316
Connecticut Valley Electric
  Exchange (1)                       3,956     83         -        4,039              4,039
New England Power Exchange (1)       1,183      -         -        1,183              1,183
New England Power Planning
Committee (1)                        141        1         -          142                142
New England Power Pool (1)              23      4         -           27                 27
                                   ---------------------------------------------------------
                                     6,606     101        -        6,707       -      6,707
                                   ---------------------------------------------------------
Other miscellaneous revenues: (2)
 Pratt & Whitney                        21      -         -           21                 21
 Miscellenous (11 companies)            31      -         -           31                 31
                                   ---------------------------------------------------------
                                        52      -         -           52       -         52
                                   ---------------------------------------------------------
TOTAL                               $6,658    $101 $      -       $6,759    $  -     $6,759
                                   =========================================================


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.
(2) The services provided were primarily training services and rental of video services.
(3) Northeast Utilities Service Company supplies payroll, benefits administration, environmental, and IT services.



                                               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                       For the Year Ended December 31, 1999

                                                                   SCHEDULE XVI
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------------------------------
                                               ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES
                                               ---------------------------- ----------------------------
ACCOUNT                                          DIRECT   INDIRECT           DIRECT INDIRECT
NUMBER       DESCRIPTION OF ITEMS                 COST      COST    TOTAL     COST    COST      TOTAL
--------------------------------------------------------------------------- ----------------------------
                                                                               (Thousands of Dollars)
920    SALARIES AND WAGES                        $148,847  $ 3,059  $151,906  $2,235      $25     $2,260
921    OFFICE SUPPLIES AND EXPENSES                31,847    8,933    40,780   1,838       23      1,861
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                        0        0         0       0        0          0
923    OUTSIDE SERVICES EMPLOYED                   42,155    2,712    44,867     415        6        421
924    PROPERTY INSURANCE                               0       16        16       0        0          0
925    INJURIES AND DAMAGES                           575        0       575       2        0          2
926    EMPLOYEE PENSIONS AND BENEFITS              14,312        0    14,312     181        0        181
928    REGULATORY COMMISSION EXPENSE                6,365        0     6,365       0        0          0
930.1  GENERAL ADVERTISING EXPENSES                     0        0         0       0        0          0
930.2  MISCELLANEOUS GENERAL EXPENSES               3,888      981     4,869      19        0         19
931    RENTS                                        9,963    9,232    19,195   1,806       16      1,822
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        135      384       519       0        3          3
403    DEPRECIATION AND AMORTIZATION EXPENSE            0   10,362    10,362       0       28         28
408    TAXES OTHER THAN INCOME TAXES               12,566        0    12,566     162        0        162
409    INCOME TAXES                                (7,007)       0    (7,007)      0        0          0
410    PROVISION FOR DEFERRED INCOME TAXES         12,112        0    12,112       0        0          0
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                   (6,495)       0    (6,495)      0        0          0
411.5  INVESTMENT TAX CREDIT                            0        0         0       0        0          0
426.1  DONATIONS                                      422        0       422       0        0          0
426.5  OTHER DEDUCTIONS                             6,772        2     6,774       0        0          0
427    INTEREST ON LONG-TERM DEBT                       0        0         0       0        0          0
431    OTHER INTEREST EXPENSE                          12        0        12       0        0          0
                                               ---------------------------------------------------------
                           SUBTOTAL EXPENSES =    276,469   35,681   312,150   6,658      101      6,759

       COMPENSATION FOR USE OF EQUITY CAPITAL =
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES                             0                           0
431    OTHER INTEREST EXPENSE=                                             0                           0
                                                                   ----------                 -----------
                              TOTAL EXPENSES =                       312,150                       6,759
421    MISCELLANEOUS INCOME - CREDIT                  178     (314)     (136)      0        0          0
447    SALES FOR RESALE - CREDIT                  (50,176)       0   (50,176)      0        0          0
                                               ---------------------------------------------------------
            TOTAL COST OF SERVICE =              $226,471  $35,367  $261,838  $6,658     $101     $6,759
                                               =========================================================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


--------------------------------------------------------------------------------
                                                   TOTAL CHARGES FOR SERVICE
                                                --------------------------------
ACCOUNT                                          DIRECT    INDIRECT
NUMBER       DESCRIPTION OF ITEMS                 COST       COST       TOTAL
----------------------------------------------- --------------------------------
                                                    (Thousands of Dollars)
920    SALARIES AND WAGES                        $151,082    $ 3,084   $154,166
921    OFFICE SUPPLIES AND EXPENSES                33,685      8,956     42,641
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                        0          0          0
923    OUTSIDE SERVICES EMPLOYED                   42,570      2,718     45,288
924    PROPERTY INSURANCE                               0         16         16
925    INJURIES AND DAMAGES                           577          0        577
926    EMPLOYEE PENSIONS AND BENEFITS              14,493          0     14,493
928    REGULATORY COMMISSION EXPENSE                6,365          0      6,365
930.1  GENERAL ADVERTISING EXPENSES                     0          0          0
930.2  MISCELLANEOUS GENERAL EXPENSES               3,907        981      4,888
931    RENTS                                       11,769      9,248     21,017
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        135        387        522
403    DEPRECIATION AND AMORTIZATION EXPENSE            0     10,390     10,390
408    TAXES OTHER THAN INCOME TAXES               12,728          0     12,728
409    INCOME TAXES                                (7,007)         0     (7,007)
410    PROVISION FOR DEFERRED INCOME TAXES         12,112          0     12,112
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                   (6,495)         0     (6,495)
411.5  INVESTMENT TAX CREDIT                            0          0          0
426.1  DONATIONS                                      422          0        422
426.5  OTHER DEDUCTIONS                             6,772          2      6,774
427    INTEREST ON LONG-TERM DEBT                       0          0          0
431    OTHER INTEREST EXPENSE                          12          0         12
                                               ---------------------------------
                           SUBTOTAL EXPENSES =    283,127     35,782    318,909

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                               0
431    OTHER INTEREST EXPENSE=                                                0
                                                                     -----------
                              TOTAL EXPENSES =                          318,909
421    MISCELLANEOUS INCOME - CREDIT                  178       (314)      (136)
447    SALES FOR RESALE - CREDIT                  (50,176)         0    (50,176)
                                               ---------------------------------
            TOTAL COST OF SERVICE =              $233,129    $35,468   $268,597
                                               =================================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                           ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                   For the Year Ended December 31, 1999

                                              SCHEDULE XVII
                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                      DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------------------------------------
                                                                           DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                              TOTAL              -------------------------------------
NUMBER       DESCRIPTION OF ITEMS                    AMOUNT   OVERHEAD    (1)       (2)       (3)       (4)
-------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars)
920    SALARIES AND WAGES                            154,166  $ 3,084   $  905   $ 1,136    $12,839   $8,191
921    OFFICE SUPPLIES AND EXPENSES                   42,641    8,956       40       150      1,185    1,408
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT           0        0        0         0          0        0
923    OUTSIDE SERVICES EMPLOYED                      45,288    2,718      215       612      4,239      103
924    PROPERTY INSURANCE                                 16       16        0         0          0        0
925    INJURIES AND DAMAGES                              577        0        0         0          0        0
926    EMPLOYEE PENSIONS AND BENEFITS                 14,493        0    2,605   (14,236)        20        0
928    REGULATORY COMMISSION EXPENSE                   6,365        0        0         0          0        0
930.1  GENERAL ADVERTISING EXPENSES                        0        0        0         0          0        0
930.2  MISCELLANEOUS GENERAL EXPENSES                  4,888      981        0        28        346        3
931    RENTS                                          21,017    9,248        3         0          5        3
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT           522      387        0         0          0        0
403    DEPRECIATION AND AMORTIZATION EXPENSE          10,390   10,390        0         0          0        0
408    TAXES OTHER THAN INCOME TAXES                  12,728        0        0         0          0        0
409    INCOME TAXES                                   (7,007)       0        0         0          0        0
410    PROVISION FOR DEFERRED INCOME TAXES            12,112        0        0         0          0        0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT   (6,495)       0        0         0          0        0
411.5  INVESTMENT TAX CREDIT                               0        0        0         0          0        0
426.1  DONATIONS                                         422        0        0         0          0        0
426.5  OTHER DEDUCTIONS                                6,774        2       36         0          0        8
427    INTEREST ON LONG-TERM DEBT                          0        0        0         0          0        0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES             0        0        0         0          0        0
431    OTHER INTEREST EXPENSE                             12        0        0         0          0        0
                                                    --------------------------------------------------------
                              TOTAL EXPENSES =      $318,909  $35,782   $3,804  $(12,310)   $18,634   $9,716
                                                    ========================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.


                           ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                   For the Year Ended December 31, 1999

                                              SCHEDULE XVII
                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                      DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------
                                                                DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ----------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (5)       (6)     (7)       (8)       (9)    (10)
---------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
920    SALARIES AND WAGES                            $  885   $8,684   $4,093   $1,881   $20,624  $11,592
921    OFFICE SUPPLIES AND EXPENSES                      88      156      166      126     1,906      524
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0        0        0        0         0        0
923    OUTSIDE SERVICES EMPLOYED                        342      478      303      243     3,124    4,043
924    PROPERTY INSURANCE                                 0        0        0        0         0        0
925    INJURIES AND DAMAGES                               0        0        0        0         0        5
926    EMPLOYEE PENSIONS AND BENEFITS                     0        0       (5)       0        13        0
928    REGULATORY COMMISSION EXPENSE                      0        0        0        0         3        0
930.1  GENERAL ADVERTISING EXPENSES                       0        0        0        0         0        0
930.2  MISCELLANEOUS GENERAL EXPENSES                    10       18       21       41       712      263
931    RENTS                                              1        0        0       24       902      282
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0        0        0        0        20        0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0        0        0        0         0        0
408    TAXES OTHER THAN INCOME TAXES                      0        0        0        0         0        0
409    INCOME TAXES                                       0        0        0        0         0        0
410    PROVISION FOR DEFERRED INCOME TAXES                0        0        0        0         0        0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0        0        0        0         0        0
411.5  INVESTMENT TAX CREDIT                              0        0        0        0         0        0
426.1  DONATIONS                                          0        0        0        1         1        0
426.5  OTHER DEDUCTIONS                                   0        0        0        6         0        0
427    INTEREST ON LONG-TERM DEBT                         0        0        0        0         0        0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0        0        0        0         0        0
431    OTHER INTEREST EXPENSE                             0        0        0        0         0        0
                                                    -----------------------------------------------------
                              TOTAL EXPENSES =       $1,326   $9,336   $4,578   $2,322   $27,305  $16,709
                                                    =====================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)


See page 25 for explanation of above service functions.


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                   For the Year Ended December 31, 1999

                                              SCHEDULE XVII
                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                      DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------
                                                                DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             -------------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                       (11)     (12)      (13)     (14)     (15)      (16)
-----------------------------------------------------------------------------------------------------------
                                                                       (Thousands of Dollars)
920    SALARIES AND WAGES                             $4,839   $6,542   $16,938   $ 8,985   $3,305   $1,775
921    OFFICE SUPPLIES AND EXPENSES                    1,552       11     5,547    15,006       37       54
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT           0        0         0         0        0        0
923    OUTSIDE SERVICES EMPLOYED                       4,362        1     6,233    10,522      920      116
924    PROPERTY INSURANCE                                  0        0         0         0        0        0
925    INJURIES AND DAMAGES                               27        0         0         0        0        0
926    EMPLOYEE PENSIONS AND BENEFITS                      1        0         4    25,409        0        0
928    REGULATORY COMMISSION EXPENSE                       0        0         0         0        0        0
930.1  GENERAL ADVERTISING EXPENSES                        0        0         0         0        0        0
930.2  MISCELLANEOUS GENERAL EXPENSES                    230        4       841       300        0        0
931    RENTS                                              78        0     8,575       304        0        3
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT             0        0        13         0        0        0
403    DEPRECIATION AND AMORTIZATION EXPENSE               0        0         0         0        0        0
408    TAXES OTHER THAN INCOME TAXES                       0        0         0         0        0        0
409    INCOME TAXES                                        0        0         0         0        0        0
410    PROVISION FOR DEFERRED INCOME TAXES                 0        0         0         0        0        0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT        0        0         0         0        0        0
411.5  INVESTMENT TAX CREDIT                               0        0         0         0        0        0
426.1  DONATIONS                                         394        0         0         1        0        0
426.5  OTHER DEDUCTIONS                                  161        0         0         0        0        0
427    INTEREST ON LONG-TERM DEBT                          0        0         0         0        0        0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES             0        0         0         0        0        0
431    OTHER INTEREST EXPENSE                              0        0         0         0        0        0
                                                    -------------------------------------------------------
                              TOTAL EXPENSES =       $11,644   $6,558   $38,151   $60,527   $4,262   $1,948
                                                    =======================================================

INSTRUCTIONS: Indicate each department or service function. (See Instruction
              01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.


ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1999

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------
                                                                  DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             -------------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                       (17)    (18)      (19)    (20)      (21)      (22)
-----------------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)
920    SALARIES AND WAGES                             $4,940   $5,604   $  685   $2,602   $ 3,703   $20,330
921    OFFICE SUPPLIES AND EXPENSES                      114      221      112       82       169     5,026
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT           0        0        0        0         0         0
923    OUTSIDE SERVICES EMPLOYED                       1,791    1,053       49      895       224     2,702
924    PROPERTY INSURANCE                                  0        0        0        0         0         0
925    INJURIES AND DAMAGES                              539        3        0        0         0         3
926    EMPLOYEE PENSIONS AND BENEFITS                     12       14        0       60         1       595
928    REGULATORY COMMISSION EXPENSE                     257        0        0        0     6,105         0
930.1  GENERAL ADVERTISING EXPENSES                        0        0        0        0         0         0
930.2  MISCELLANEOUS GENERAL EXPENSES                     70      311       36      488        87        98
931    RENTS                                               0        3       51       78         0       135
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT             0       88        0        0         0        14
403    DEPRECIATION AND AMORTIZATION EXPENSE               0        0        0        0         0         0
408    TAXES OTHER THAN INCOME TAXES                       0        0        0        0         0         0
409    INCOME TAXES                                        0        0        0        0         0         0
410    PROVISION FOR DEFERRED INCOME TAXES                 0        0        0        0         0         0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT        0        0        0        0         0         0
411.5  INVESTMENT TAX CREDIT                               0        0        0        0         0         0
426.1  DONATIONS                                           0       25        0        0         0         0
426.5  OTHER DEDUCTIONS                                    0      140    3,437    2,984         0         0
427    INTEREST ON LONG-TERM DEBT                          0        0        0        0         0         0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES             0        0        0        0         0         0
431    OTHER INTEREST EXPENSE                              0        0        0        0         0         0
                                                    --------------------------------------------------------
                              TOTAL EXPENSES =        $7,723   $7,462   $4,370   $7,189   $10,289   $28,903
                                                    ========================================================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

               See page 25 for explanation of above service functions.



        ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                 For the Year Ended December 31, 1999

                            SCHEDULE XVII
                  SCHEDULE OF EXPENSE DISTRIBUTION BY
                     DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------

ACCOUNT                                             ------------------
NUMBER       DESCRIPTION OF ITEMS                       (23)      (24)
----------------------------------------------------------------------
[S]                                                  [C]      [C]
920    SALARIES AND WAGES                            $    4   $     0
921    OFFICE SUPPLIES AND EXPENSES                       5         0
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0         0
923    OUTSIDE SERVICES EMPLOYED                          0         0
924    PROPERTY INSURANCE                                 0         0
925    INJURIES AND DAMAGES                               0         0
926    EMPLOYEE PENSIONS AND BENEFITS                     0         0
928    REGULATORY COMMISSION EXPENSE                      0         0
930.1  GENERAL ADVERTISING EXPENSES                       0         0
930.2  MISCELLANEOUS GENERAL EXPENSES                     0         0
931    RENTS                                          1,322         0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0         0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0         0
408    TAXES OTHER THAN INCOME TAXES                      0    12,728
409    INCOME TAXES                                       0    (7,007)
410    PROVISION FOR DEFERRED INCOME TAXES                0    12,112
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0    (6,495)
411.5  INVESTMENT TAX CREDIT                              0         0
426.1  DONATIONS                                          0         0
426.5  OTHER DEDUCTIONS                                   0         0
427    INTEREST ON LONG-TERM DEBT                         0         0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0         0
431    OTHER INTEREST EXPENSE                             0        12
                                                    -----------------
                              TOTAL EXPENSES =       $1,331   $11,350
                                                    =================

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.




               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1999

                                   SCHEDULE XVII
                                   -------------

                             KEYS FOR SERVICE FUNCTIONS
                             --------------------------

  KEYS                            SERVICE FUNCTION
  ----                            ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    Executive V.P. and Chief Financial Officer
   (3)    Power Marketing group
   (4)    Energy Services group
   (5)    Senior V.P.-Strategy & Development
   (6)    V.P. and Controller
   (7)    V.P. and Treasurer
   (8)    Retail Business group
   (9)    Energy Delivery group
  (10)    Customer Service group
  (11)    Customer Support group
  (12)    V.P. - Administration
  (13)    V.P. and Chief Information Officer
  (14)    V.P. - Human Resources and Organizational Development
  (15)    Director - Purchasing and Contracts
  (16)    Director - Internal Audit and Security
  (17)    Senior V.P.,Secretary and General Counsel
  (18)    V.P. - Environmental Safety & Ethics
  (19)    V.P. - Governmental Affairs
  (20)    V.P. - Corporate Communication
  (21)    V.P. - Rates, Regulatory Affairs & Compliance
  (22)    Generation group
  (23)    New England Power Pool
  (24)    Corporate Expenses - unallocated


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                        For the Year Ended December 31, 1999
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------
                                       ACCOUNT 920

                                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
------------------                        -------------------------------------- PERSONNEL
Indicate each dept.                         TOTAL   PARENT    OTHER       NON       END
or service function.                       AMOUNT  COMPANY ASSOCIATES ASSOCIATES  OF YEAR
--------------------                      -------------------------------------- ---------
                                                   (Thousands of Dollars)
Chairman, President and Chief
  Executive Officer                       $    905  $  118   $    787     $    0        3
Executive V.P. and Chief
  Financial Officer                          1,136     321        815          0       10
Power Marketing group                       12,839      46     12,792          1      114
Energy Services group                        8,191       0      8,191          0       98
Senior V.P.-Strategy & Development             885     162        723          0       11
V.P. and Controller                          8,684      79      8,498        107      139
V.P. and Treasurer                           4,093     174      3,916          3       73
Retail Business group                        1,881       8      1,873          0       23
Energy Delivery group                       20,624      25     18,681      1,918      252
Customer Service group                      11,592      57     11,534          1      192
Customer Support group                       4,839       9      4,830          0       70
V.P. - Administration                        6,542     150      6,392          0        3
V.P. and Chief Information Officer (1)      18,646     107     18,515         24      477
V.P. - Human Resources and Organizational
  Development (2)                           10,300      89     10,177         34      142
Director - Purchasing and Contracts          3,305      12      3,290          3       48
Director - Internal Audit and Security       1,775      43      1,708         24       27
Senior V.P., Secretary and
  General Counsel                            4,940     581      4,330         29       66
V.P.- Environmental Safety & Ethics (3)      5,665      14      5,634         17       82
V.P.- Governmental Affairs                     685      15        670          0        8
V.P. - Corporate Communication               2,602      35      2,567          0       40
V.P. - Rates, Regulatory Affairs &
  Compliance                                 3,703       9      3,694          0       59
Generation group                            20,330      90     20,141         99      245
New England Power Pool                           4       0          4          0        0
                                          -------------------------------------- ---------
                                          $154,166  $2,144   $149,762     $2,260    2,182
                                          ====================================== =========

(1) Total amount includes $1,708,000 of payroll overhead.
(2) Total amount includes $1,315,000 of payroll overhead.
(3) Total amount includes $61,000 of payroll overhead.




                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1999

                                OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-------------------------------------------------------------------------------
                                                 RELATIONSHIP
                                                 "A"-ASSOCIATE
                                                   "NA"-NON
           FROM WHOM PURCHASED                     ASSOCIATE         AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                   of Dollars)
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN                                       NA            $    24
                                                                    -------
    TOTAL AUDITING SERVICES                                         $    24
                                                                    =======

ADVERTISING SERVICES
--------------------
ENERGY FEDERATION INC                                 NA            $   151
MARK MAGRANN ASSOCIATES                               NA                572
MISCELLANEOUS (10 PAYEES)                             NA                155
                                                                    -------
    TOTAL ADVERTISING SERVICES                                      $   878
                                                                    =======

COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS                             NA            $   134
CREDIT CENTER INC                                     NA                213
NCO FINANCIAL SYSTEM INC                              NA                107
MISCELLANEOUS (7 PAYEES)                              NA                129
                                                                    -------
    TOTAL COLLECTION SERVICES                                       $   583
                                                                    =======

COMPUTER SERVICES
-----------------
ARTHUR D LITTLE INC                                   NA            $   403
CISCO SYSTEMS INC                                     NA                303
COMPLETE BUSINESS SOLUTIONS                           NA              2,248
CONTROL SOFTWARE INC                                  NA                159
IBM                                                   NA              1,776
INDUS INTERNATIONAL INC                               NA              1,255
J P ASSOCIATES INC                                    NA                140
MICROAGE                                              NA                226
SOFTMART INC                                          NA                218
SUN MICROSYSTEMS INC                                  NA                217
UNIPOWER SYSTEMS                                      NA                184
MISCELLANEOUS (61 PAYEES)                             NA              1,115
                                                                    -------
     TOTAL COMPUTER SERVICES                                        $ 8,244
                                                                    =======

ENGINEERING SERVICES
--------------------
CATARACT INC                                          NA            $   311
COMPLETE BUSINESS SOLUTIONS                           NA                632
CONTINENTAL SERVICES GROUP INC                        NA                185
EURO SYSTEMS INTERNATIONAL                            NA                125
HIGH TECH CONSULTANTS                                 NA                177
INTANDEM TECHNOLOGY INC                               NA                100
PARAMOUNT SYSTEMS INC                                 NA                347
PREMIER DATA SERVICES INC                             NA                242
PRICE WATERHOUSE COOPERS LLP                          NA                237
MICROAGE                                              NA                173
SERTEX CORP                                           NA                205
TECHNICAL AID CORP                                    NA                274
WILLIAMS COMMUNICATIONS                               NA                155
WILTEL COMMUNICATION SYSTEMS                          NA                153
WOODS ELECTRICAL COMPANY INC                          NA                373
MISCELLANEOUS (56 PAYEES)                             NA                822
                                                                    -------
   TOTAL ENGINEERING SERVICES                                       $ 4,511
                                                                    =======

LEGAL SERVICES
--------------
CARMODY & TORRANCE                                    NA            $   237
DAY BERRY & HOWARD                                    NA                205
LEBOEUF LAMB GREENE & MACRAE                          NA                174
MORGAN LEWIS & BOCKIUS LLP                            NA                407
MISCELLANEOUS (42 PAYEES)                             NA                430
                                                                    -------
   TOTAL LEGAL SERVICES                                             $ 1,453
                                                                    =======


PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                          NA            $   397
MISCELLANEOUS (2 PAYEES)                              NA                 36
                                                                    -------
   TOTAL PRINTING SERVICES                                          $   433
                                                                    =======


TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                                          NA            $   887
NUCON ENGINEERING ASSOC INC                           NA              1,294
OPTIMUM STAFFING WORKSITES INC                        NA                214
MISCELLANEOUS (2 PAYEES)                              NA                 83
                                                                    -------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                              $ 2,478
                                                                    =======


OTHER SERVICES
--------------
ADEPT INC                                             NA            $   648
ADM ASSOCIATES INC                                    NA                162
ALLEGRO DEVELOPMENT CORP                              NA              1,436
ARGENBRIGHT SECURITY INC                              NA                373
ATLANTIC TELECOM INC                                  NA                182
BERNARD M FOX                                         NA                186
CAMBRIDGE ENERGY RESEARCH                             NA                114
CAMBRIDGE REPORTS                                     NA                231
CT HOUSING INVESTMENT FUND                            NA              1,330
DELOITTE & TOUCHE                                     NA                801
ENERGY FEDERATION INC                                 NA                272
EQUIFAX CREDIT INFO SERVICES                          NA                209
ESCA CORP                                             NA                134
ETP INC                                               NA                210
EUREST DINING SERVICES                                NA                163
EXECUTIVE JET MANAGEMENT                              NA                114
GOULD COMMUNICATIONS GROUP INC                        NA                139
HAY GROUP INC                                         NA                264
HEWITT ASSOCIATES                                     NA                381
LATHAM MANAGEMENT SERVICES                            NA                162
MCMANUS & MILES                                       NA                288
METCALF & EDDY                                        NA              1,028
MILLETTE ASSOCIATES                                   NA                173
MORGAN STANLEY & COMPANY INC                          NA                182
NANCY J KIRBY                                         NA                119
OPINION DYNAMICS CORP                                 NA                186
PARAMOUNT SYSTEMS INC                                 NA                117
PRO FITNESS                                           NA                605
PRT GROUP INC                                         NA                164
RLW ANALYTICAL INC                                    NA                745
ROCKWELL ELECTRONIC COMMERCE                          NA                181
RONALD CHEVALIER                                      NA                118
RUMLA, INC                                            NA                103
SOFTAIDE SERVICES                                     NA                148
SPECTRUM ASSOC                                        NA                120
TASC INC                                              NA                212
TECHNICAL AID CORP                                    NA                246
THE WINN COMPANY                                      NA                217
TOWERS PERRIN                                         NA                385
UMS GROUP INC                                         NA                578
WILLIAMS COMMUNICATIONS                               NA                117
MISCELLANEOUS (666 PAYEES)                            NA             13,141
                                                                    -------
   TOTAL OTHER SERVICES                                             $26,684
                                                                    -------
                                                                    $45,288
                                                                    =======



                                For the Year Ended December 31, 1999

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                        DESCRIPTION OF SERVICES RENDERED
--------------------------------------------------------------------------------------------------------
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN                    Provide audit services to NU Companies


ADVERTISING SERVICES
--------------------
ENERGY FEDERATION INC              Provide the creative design, project management services and printing of Fall/Winter Smartliving catalogs
MARK MAGRANN ASSOCIATES            Provide marketing services to HVAC manufacturers, distributors, dealers and contractors for Northeast Utilities

COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS          Furnish Collection Services for the Western Mass Region and the
                                   Hartford Area
CREDIT CENTER INC                  Furnish collection services for early placement of final bills
NCO FINANCIAL SYSTEM INC           Furnish Collection Services for the Eastern Region


COMPUTER SERVICES
-----------------
ARTHUR D LITTLE INC                Provide consulting services to perform an assessment of the Northeast
                                   Utilities System Y2K program and contingency plan
CISCO SYSTEMS INC                  Provide annual LAN maintenance services
COMPLETE BUSINESS SOLUTIONS        Consulting Services for Y2K issue relating to Millstone
CONTROL SOFTWARE INC               Provide data conversion, training and support services needed to upgrade Fleet Management software
IBM                                Furnish integrated services including both hardware and software for
                                   Asset Management system
INDUS INTERNATIONAL INC            Provide support services for Passport software application
J P ASSOCIATES INC                 Provide Windows 95 training and support
MICROAGE                           Furnish services to support Desktop maintenance effort and PC development
SOFTMART INC                       Provide software support services
SUN MICROSYSTEMS INC               Provide software support services
UNIPOWER SYSTEMS                   Furnish computer design services to develop a preliminary PEP process for NUSCO

ENGINEERING SERVICES
--------------------
CATARACT INC                       Provide support for Millstone Operational Standards Report
COMPLETE BUSINESS SOLUTIONS        Provide consultant services for support of SYBASE DBA Activities
CONTINENTAL SERVICES GROUP INC     Provide consultant services for support of MIMS Business/IT
EURO SYSTEMS INTERNATIONAL         Provide consulting services to perform Information Modelar Liaison activities for IT Wholesale Marketing Team
HIGH TECH CONSULTANTS              Support for DB2 Administration
INTANDEM TECHNOLOGY INC            Provide ADABAS database support
PARAMOUNT SYSTEMS INC              Provide consulting services for Wholesale Marketing IT ISO development project
PREMIER DATA SERVICES INC          Services to Support the INDUS Passport Infrastructure Project
PRICE WATERHOUSE COOPERS LLP       Provide consulting services for NU Strategic Environmental Project
MICROAGE                           Provide technical support for corporate adds, moves, and changes
SERTEX CORP                        Perform Fiber cable Installation on distribution poles
TECHNICAL AID CORP                 Furnish professional and clerical personnel to support Marketing and Conservation Programs
WILLIAMS COMMUNICATIONS            Furnish resident technicians to complete Customer Service Requests at NU System locations
WILTEL COMMUNICATION SYSTEMS       Furnish resident technicians to complete Customer Service Requests at NU System locations
WOODS ELECTRICAL COMPANY INC       Provide services for conduit installations at various schools in
                                   Hartford in conjunction with Hartford Helpnet Project.

LEGAL SERVICES
--------------
CARMODY & TORRANCE                 Provide Legal Services on an as Requested Basis
DAY BERRY & HOWARD                 Provide Legal Services on an as Requested Basis
LEBOEUF LAMB GREENE & MACRAE       Provide Legal Services on an as Requested Basis
MORGAN LEWIS & BOCKIUS LLP         Provide Legal Services on an as Requested Basis

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC       Printing Consumer News and Special Bill Inserts

TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                       Temporary Labor Services
NUCON ENGINEERING ASSOC INC        Furnish Services for NUSCO Retiree Skill Bank
OPTIMUM STAFFING WORKSITES INC     Furnish professional nursing and EMT services at Berlin Health Unit

OTHER SERVICES
--------------
ADEPT INC                          Provide consulting services to support Y2K contingency planning
ADM ASSOCIATES INC                 Furnish services to conduct Customer Service Evaluations
ALLEGRO DEVELOPMENT CORP           Provide software, licenses and implementation services for Allegro software modules
ARGENBRIGHT SECURITY INC           Provide Uniformed Security Guard Service
ATLANTIC TELECOM INC               Provide Labor and Material for Voice and Data communication connection services
BERNARD M FOX                      Provide consulting services as requested by Board of Trustees
CAMBRIDGE ENERGY RESEARCH          Furnish consulting services as required by NU's New Business and
                                   Product Development Department
CAMBRIDGE REPORTS                  Provide services to conduct quarterly Customer Satisfaction Surveys
CT HOUSING INVESTMENT FUND         Support the Administration and Oversight of the Wrap Unit to Provide
                                   Low-Income Weatherization Services
DELOITTE & TOUCHE                  Furnish consulting services to assist NUSCO in its implementation of an integrated Energy Transaction and Risk Management System
ENERGY FEDERATION INC              Furnish Fulfillment services for the Smartliving Program
EQUIFAX CREDIT INFO SERVICES       Analytical Services to Verify Customer Database, Provide
                                   Firmographics and Demographics Data
ESCA CORP                          Furnish software maintenance services
ETP INC                            Provide Employee Assistance Program to employees in CT, MA and NH
EUREST DINING SERVICES             Furnish Food Service to Wethersfield, Berlin, Waterbury, Hartford and
                                   Brush Hill cafeterias
EXECUTIVE JET MANAGEMENT           Provide Aircraft Management services for Company's Cessna Aircraft
GOULD COMMUNICATIONS GROUP INC     Provide consulting services for creation of Online Survey Recruitment and Incentives
HAY GROUP INC                      Furnish consulting services to assist in implementation of Broad-
                                   banding compensation program
HEWITT ASSOCIATES                  Furnish consulting and actuarial services related to company Pension
                                   Plans
LATHAM MANAGEMENT SERVICES         Provide professional services for Conservation Planning
MCMANUS & MILES                    Provide financial consulting services to assist in restructuring non-utility generation purchase contracts
METCALF & EDDY                     Provide environmental site evaluations for CL&P
MILLETTE ASSOCIATES                Provide onsite physician services to NU
MORGAN STANLEY & COMPANY INC       Furnish consulting services for Merger and Acquisition projects
NANCY J KIRBY                      Provide services for various training and assessment assignments
OPINION DYNAMICS CORP              Conducted an impact and process evaluation of the Smartliving Program
PARAMOUNT SYSTEMS INC              MIMS, NUTIMS and Millennium Project Support
PRO FITNESS                        Furnish consulting services to develop the Health Enhancement Program
PRT GROUP INC                      Provide contractor services
RLW ANALYTICAL INC                 Furnish services to conduct a New Construction Evaluation
ROCKWELL ELECTRONIC COMMERCE       Provide maintenance services to Berlin, Wethersfield, Brush Hill and
                                   PSNH Customer Service Centers
RONALD CHEVALIER                   Provide consulting services regarding Divesture and Acquistion of
                                   Generation Facilities
RUMLA, INC                         Furnish consulting services to support WMECO's Standard Offer and
                                   Default Energy Services required as part of the Restructuring Effort
SOFTAIDE SERVICES                  Furnish consulting and programming support to Benefits Department for automation of Billing Process
SPECTRUM ASSOC                     Furnish services to perform Customer Center Telephone Survey
TASC INC                           Provide Long Range Weather Forcasting services
TECHNICAL AID CORP                 Furnish Professional and Clerical Personnel to Support Marketing
                                   and Conservation Programs
THE WINN COMPANY                   Furnish consulting services for Nuclear Communications services
TOWERS PERRIN                      Furnish consulting services for Benefits Department
UMS GROUP INC                      Provide professional services to run PACE Program
WILLIAMS COMMUNICATIONS            Provide NORTEL maintenance services at Merrimack Station



         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1999

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                               ($14,351)
Supplemental Retirement and Savings Plan                      7,355
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             14,981
Post Retirement Medical Benefit - FAS 106                     5,013
Early Retirement Program                                      1,279
Other Employee Benefits Expenses                                216
                                                          ---------
                                           TOTAL            $14,493
                                                          =========



             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1999

                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                                               ---------
                                              TOTAL            $   -
                                                               =========



               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1999

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-------------------------------------------------------------------------------
                   DESCRIPTION                                       AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousand of
                                                                    Dollars)
[S]                                                                   [C]
Information technology                                                $3,383
Shareholder reports and meetings                                         413
Employee Development                                                     278
Other miscellaneous expenses (121 items)                                 814
                                                                      ------
                                                TOTAL                 $4,888
                                                                      ======




          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 1999

                                 RENTS
                              ACCOUNT 931

 INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
                "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

------------------------------------------------------------------------
             TYPE OF PROPERTY                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                          $ 6,763
Computer/Office equipment                                        13,939
Vehicles                                                            315
                                                                -------
                                           TOTAL                $21,017
                                                                =======



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1999

                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes." Separate the analysis into two groups:
               (1)Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------
                KIND OF TAX                                 AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                $   410
    Massachusetts Unemployment                                    9
    Local property                                            1,174
    Connecticut Corporation Business Tax                        356
    Connecticut Sales Tax                                        59
    Other                                                         9
                                                            -------
               Sub-Total                                      2,017
                                                            -------
(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        8,279
    Medicare Tax                                              2,318
    Federal Unemployment                                        137
    Federal Excise                                              (23)
                                                            -------
               Sub-Total                                     10,711
                                                            -------
                                           TOTAL            $12,728
                                                            =======




                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 1999


                                             DONATIONS
                                            ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------------
            NAME OF RECIPIENT                          PURPOSE OF DONATION               AMOUNT
--------------------------------------------------------------------------------------------------
                                                                                         (Thousands
                                                                                         of Dollars)
UNIVERSITY OF CONNECTICUT                 CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT      $ 45
HIV ACTION INITIATIVE                     CHARITABLE CONTRIBUTION                              22
CONNECTICUT MILLINNIUM GALA               CHARITABLE CONTRIBUTION                              19
AMERICAN LITHOGRAPHY CORP                 CHARITABLE CONTRIBUTION                              18
CAMBRIDGE REPORTS RES INTL                CHARITABLE CONTRIBUTION                              16
FRANKLIN PIERCE COLLEGE                   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
UNITED WAY                                CHARITABLE CONTRIBUTION                              15
HOW 2 DESIGN                              CHARITABLE CONTRIBUTION                              13
CENTER CITY CHURCHES INC                  CHARITABLE CONTRIBUTION                              12
BARKER SPECIALITY                         CHARITABLE CONTRIBUTION                              12
CT BUSINESS & INDUSTRY ASSOCIATION        CHARITABLE CONTRIBUTION                              11
ARROW BUS CO                              CHARITABLE CONTRIBUTION                              11
RENSSELAER POLYTECHNIC INSTITUTE          CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        10
ST. JOSEPH COLLEGE                        CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        10
SUMMER MUSIC INC                          CHARITABLE CONTRIBUTION                              10
THE FAMILY EDUCATION COMPANY              CHARITABLE CONTRIBUTION                               9
MARTIN FOTO & ART                         CHARITABLE CONTRIBUTION                               8
NAUGATUCK VALLEY COMMUNITY TECH COLLEGE   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         6
THE CONFERENCE BOARD INC                  CHARITABLE CONTRIBUTION                               6
MASHANTUCKET PEQUOT TRIBE                 CHARITABLE CONTRIBUTION                               6
CAPITAL COMMUNITY TECH COLLEGE            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
CENTRAL CONNECTICUT STATE UNIVERSITY      CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
MYSTIC AQUARIUM INSTITUTE FOR EXPLORATION CHARITABLE CONTRIBUTION                               5
NORWALK COMMUNITY TECHNICAL COLLEGE       CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
SCIENCE CENTER OF CONNECTICUT             CHARITABLE CONTRIBUTION                               5
UNIVERSITY OF MASSACHUSETTS               CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
WESLEYAN DEVELOPMENT OFFICE               CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
MERRIAM WEBSTER INC                       CHARITABLE CONTRIBUTION                               5
BRYANT COLLEGE                            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         4
LOAVES & FISHES MINISTRIES                CHARITABLE CONTRIBUTION                               4
NU FOUNDATION, INC.                       CHARITABLE CONTRIBUTION                               4
THE HARTY PRESS INC                       CHARITABLE CONTRIBUTION                               4
BOYS & GIRLS CLUBS OF HARTFORD            CHARITABLE CONTRIBUTION                               4
SPRINGFIELD COMMUNITY TECHNICAL COLLEGE   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
THE NEW ENGLAND COUNCIL                   CHARITABLE CONTRIBUTION                               3
GE CAPITAL TECHNOLOGY                     CHARITABLE CONTRIBUTION                               3
THE REVITALIZATION CORPS                  CHARITABLE CONTRIBUTION                               3
MISCELLANEOUS (127 PAYEES)                CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        76
                                                                                             ----
                                                              TOTAL                          $422
                                                                                             ====



              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1999


                                 OTHER DEDUCTIONS
                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

-------------------------------------------------------------------------------
       DESCRIPTION                      NAME OF PAYEE             AMOUNT
-------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

[S]                                                                  [C]
Executive incentive
 compensation plan          Various NUSCO Officers                   $2,512

Government relation
  expenditures              Bond & Company                              175
                            Gaffney, Bennett and Associates, Inc.       127
                            Levy & Droney, PC                           126
                            Issues Management                           125
                            Updike Kelly & Spellacy, PC                 123
                            Avallone Dibella & Associates               106
                            Miscellaneous (55 items)                    210

Communication services      Cronin & Company                          2,915
                            Miscellaneous (22 items)                     61

Contributions               Miscellaneous (112 items)                   294
                                                                     ------
                                                             TOTAL   $6,774
                                                                     ======



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1999

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19 through 19E.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1999)


Chairman, President and Chief Executive Officer

 - Executive Vice President and Chief Financial Officer
    - Senior Vice President - Strategy and Development
    - Vice President and Treasurer
    - Vice President and Controller

 - Senior Vice President, Secretary and General Counsel
    - Vice President - Environmental Safety and Ethics

 - Vice President - Administration
    - Vice President and Chief Information Officer
    - Vice President - Human Resources and General Services
    - Director - Purchasing and Contracts
    - Director - Internal Audit and Security

 - Vice President - Human Resources and Organizational Development

 - Vice President - Governmental Affairs

 - Vice President - Corporate Communications

 - Vice President - Rates, Regulatory Affairs and Compliance





                  NORTHEAST UTILITIES SERVICE COMPANY
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1999
                  ------------------------------------


 1) Cogeneration Units

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Vehicle Lease Costs

14) Customers

15) Vehicles

16) Nuclear Units

17) Borrowing Limits

18) Employees

19) kWh Load Under Contract

NOTE:  Allocations may include a combination of the above factors.





          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


During 1999, there was no compensation for use of capital billed to the associated companies.





            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1999

 Report Relating to Electric Power Brokering and Marketing Activities
     Filed pursuant to Rule 24 under the Public Utility Holding
      Company Act of 1935  (HCAR.  No. 26359; File No. 70-8641)


                                       (Thousands
                                        of Dollars)

ACTIVITY
--------
BROKERING:
        Revenues                         $      0
                                         ========
        Expenses                         $      0
                                         ========

MARKETING:
        Revenues:                        $ 50,176
                                         --------
        Expenses:
               Purchased power             45,034
               Purchased capacity             133
               Transmission                    63
               Other                          312
                                         --------
                                         $ 45,542
                                         ========


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                 SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                              NORTHEAST UTILITIES SERVICE COMPANY
                              -----------------------------------
                                  (Name of Reporting Company)




                              By: /s/ John J. Roman
                                  -----------------------------------
                                  (Signature of Signing Officer)


                                  John J. Roman - Vice President and Controller
                                  ---------------------------------------------
                                  (Printed Name and Title of Signing Officer)


                                  Date:  April 20, 2000
                                  ---------------------